FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group

Date: June 25, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 56th Ordinary General Meeting of Shareholders

(Translation)

Security Code 6971

June 25, 2010

To Our Shareholders:

Tetsuo Kuba,
President and Representative Director
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 56th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 56th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on the date hereof.

Matters reported:

1.	Report of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2010; and

2.	Report of the substance of the financial statements for the year ended March 31, 2010

The contents of 1. and 2. above were reported.

Matters resolved:

Agendum No. 1:    Disposition of Surplus

It was resolved, as proposed by the Company, that the amount of year-end cash dividend to shareholders shall be 60 yen per share.

Agendum No. 2:    Election of two (2) Directors

Messrs. Tsutomu Yamori and Yoshihito Ohta were newly elected and assumed office as Director, as proposed by the Company.

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Attachment to the Notice of Resolution

Management Structure

The management structure of the Company as of June 25, 2010 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Corporate Auditors

Chairman of the Board and Representative Director	Makoto Kawamura
President and Representative Director	Tetsuo Kuba
Vice President and Representative Director	Tatsumi Maeda
Vice President and Representative Director	Hisao Hisaki
Director	Yasuyuki Yamamoto
Director	Goro Yamaguchi
Director	Shoichi Aoki
Director	Katsumi Komaguchi
Director	Yoshihiro Kano
Director	Tsutomu Yamori
Director	Yoshihito Ohta
Director	Rodney N. Lanthorne
Director	John S. Gilbertson
Full-time Corporate Auditor	Yoshihiko Nishikawa
Full-time Corporate Auditor	Kokichi Ishibitsu
Corporate Auditor	Osamu Nishieda
Corporate Auditor	Kazuo Yoshida
Corporate Auditor	Yoshinari Hara

Note:	Messrs. Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors.

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Title	Name

Executive Officers

President and Executive Officer	Tetsuo Kuba
Vice President and Executive Officer	Tatsumi Maeda
Vice President and Executive Officer	Hisao Hisaki
Managing Executive Officer	Yasuyuki Yamamoto
Managing Executive Officer	Goro Yamaguchi
Managing Executive Officer	Shoichi Aoki
Managing Executive Officer	Katsumi Komaguchi
Managing Executive Officer	Yoshihiro Kano
Managing Executive Officer	Tsutomu Yamori
Managing Executive Officer	Yoshihito Ohta
Managing Executive Officer	Akiyoshi Okamoto
Managing Executive Officer	Eiichi Toriyama
Senior Executive Officer	Osamu Nomoto
Senior Executive Officer	Keijiro Minami
Senior Executive Officer	Takenori Ugari
Senior Executive Officer	Gen Takayasu
Senior Executive Officer	Junzo Katsuki
Executive Officer	Junichi Jinno
Executive Officer	Masakazu Mitsuda
Executive Officer	Toshimi Gejima
Executive Officer	Michiaki Furuhashi
Executive Officer	Mitsuru Imanaka
Executive Officer	Yoichi Yamashita
Executive Officer	John S. Rigby
Executive Officer	Robert E. Whisler
Executive Officer	Masaki Kozu
Executive Officer	Hitoshi Takao
Executive Officer	Yoshiharu Nakamura
Executive Officer	Kazumasa Umemura
Executive Officer	Takafumi Matsuda
Executive Officer	Masaaki Itoh
Executive Officer	Tsuyoshi Egami
Executive Officer	Kouji Mae
Executive Officer	Motoo Kobayashi
Executive Officer	Nobuo Kitamura
Executive Officer	Ken Ishii
Executive Officer	Takeshi Oda
Executive Officer	Kazuyuki Nada
Executive Officer	Yuji Goto
Executive Officer	Shigeaki Kinori
Executive Officer	Masaki Iida

Note:	Messrs. Kazuyuki Nada, Executive Officer, Yuji Goto, Executive Officer, Shigeaki Kinori, Executive Officer and Masaki Iida, Executive Officer, were newly elected as of April 1, 2010.

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